March 11, 1985


Robert E. Larson, Chairman
BLC Government Securities Income Fund, Inc.
711 High Street
Des Moines, Iowa 50307


Dear Mr. Larson:

    Bankers Life Company intends to purchase  1,000,000  shares of Common Stock.

of BLC Government Securities Fund, Inc., par value $.01 per share (the "Shares")

at $10.00 per share.  In  connection  with such  purchase,  Bankers Life Company represents  and warrants that it will purchase such Shares as an investment  and not with a view to resale, distribution or redemption.


                                           Bankers Life Company



                                           By __John R. Taylor________________
                                              John R. Taylor